Exhibit 1

Unaudited Interim Consolidated Financial Statements
United States GAAP Disclosures

Magna International Inc.
March 31, 2002 and 2001

1.    BASIS OF PRESENTATION

Magna International Inc. [the "Company"] prepares its unaudited interim consolidated financial statements in U.S. dollars following Canadian generally accepted accounting principles ["Canadian GAAP"], which are in conformity, in all material respects, with United States generally accepted accounting principles ["U.S. GAAP"], except as described in note 5 below. U.S. GAAP also requires certain disclosures in interim financial statements that differ from Canadian GAAP.

The enclosed U.S. GAAP disclosures should be read in conjunction with the 2001 annual consolidated financial statements included in Exhibit 3 in the Company's Report on Form 6-K date April 4, 2002 and the Canadian GAAP unaudited interim consolidated financial statements for the three-month period ended March 31, 2002 in the Company's Form 6-K dated May 29, 2002.

2.    ACCOUNTING CHANGES

In July 2001, the Financial Accounting Standards Board ["FASB"] issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ["FAS 141"] and No. 142, "Goodwill and Other Intangible Assets" ["FAS 142"]. FAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, FAS 141 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

FAS 142 requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. The Company expects to perform the initial assessment of the impairment test for goodwill by June 30, 2002. If this initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and any writedown would be charged to earnings as a cumulative adjustment at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings. The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by Magna Entertainment Corp. ["MEC"] and has determined that no impairment charge is required.

FAS 142 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period.

On an adjusted basis, assuming that goodwill and indefinite life intangible assets had not been amortized, the Company's net income and basic and diluted earnings per Class A Subordinate Voting and Class B Share, on a U.S. GAAP basis, for the three-month period ended March 31, 2001 would have been:

Net income as reported	$88
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	4

Adjusted net income	$92

Basic earnings per share as reported	$1.12
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.05

Adjusted basic earnings per share	$1.17

Diluted earnings per share as reported	$1.12
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.04

Adjusted diluted earnings per share	$1.16

In addition, during 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ["FAS 144"]. FAS 144, which supersedes FAS 121, is effective for fiscal years beginning after December 15, 2001. FAS 144 provides guidance on differentiating between assets held for sale and assets held for disposal other than by sale. Consistent with FAS 121, FAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used. The adoption of FAS 144 did not have an impact on the Company's consolidated financial statements.

3.    INVENTORIES

Inventories consist of:

	March 31, 2002	March 31, 2001
Raw materials and supplies	$241	$242
Work-in-process	115	102
Finished goods	115	110
Tooling and engineering	388	298

	$859	$752

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

4.    CONTINGENCIES

[a]
In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim alleges, among other things:

•
breach of fiduciary duty by the Company and two of its subsidiaries;

•
breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in

    North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

  •
  the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. ["TRW"] and other unrelated third party automotive supplier defendants of such technology in North America;

  •
  a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH.

  The plaintiffs are seeking, amongst other things, damages of approximately $3.5 billion. The Company has filed an amended statement of defence and counterclaim. The Company intends to vigorously defend this case. At this time, notwithstanding the early stages of these legal proceedings and the difficulty in predicting final outcomes, management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated financial position of the Company.

[b]
A customer of one of the Company's publicly traded subsidiaries, Intier Automotive Inc. ["Intier"], is requesting reimbursement for warranty costs as well as additional expenses which it expects to incur as a result of a voluntary customer satisfaction-based recall of a product which forms part of a module supplied by Intier to the customer. The product in question is supplied to Intier by another large supplier that Intier was directed to use by its customer. The customer has claimed that the warranty and future recall costs could aggregate up to $42 million. Based on Intier's investigations to date, Intier does not believe that it has any liability for this claim and that any liability that it may become subject to, if it is established that the product is defective, will be recoverable from the supplier of the product, although Intier cannot provide assurance that this will be the case.

[c]
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions are recorded in the accounts where required and when estimable. However, there can be no assurance that the Company will not incur additional expense.

[d]
MEC is currently considering a major redevelopment of its Gulfstream Park racetrack in Florida [the "Gulfstream Development"]. Should it proceed as currently contemplated, the Gulfstream Development would include a simulcast pavilion, sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Development would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand, turf club and annex. The aggregate carrying value at March 31, 2002 of the assets that would be demolished if the Gulfstream Development is completed is approximately $23 million. If MEC decides to proceed with the Gulfstream Development and obtains the approval of its board of directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.

5.    RECONCILIATION FROM CANADIAN GAAP TO U.S. GAAP

The Company's accounting policies as reflected in the Canadian GAAP unaudited interim consolidated financial statements do not materially differ from U.S. GAAP except for:

[a]
The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity. In addition, the Company's Preferred Securities are recorded entirely as shareholders' equity. Under U.S. GAAP, the subordinated debentures and Preferred Securities would be recorded entirely as debt.

[b]
The Company has certain interests in jointly controlled entities which have been proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

[c]
In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering service and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000 for U.S. GAAP purposes, the Company recognizes revenue and related cost of sales for these activities over the estimated life of the assembly or production arrangement.

  For the three-month period ended March 31, 2002, revenues and expenses under U.S. GAAP are lower by $23 million [2001—$27 million] and $21 million [2001—$25 million], respectively, as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the three-month period ended March 31, 2002 includes $15 million [2001—$23 million] in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

[d]
The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ["FAS 123"].

  In addition, under FAS 123, when stock options are issued to non-employees other than directors acting in their capacity as a director, the Company must record compensation expense. Options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company. For periods prior to January 1, 2002, under Canadian GAAP, no compensation expense was recognized because the options have no intrinsic value at the time of issuance. Effective January 1, 2002, the Company prospectively adopted The Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which requires that all stock-based awards granted to non-employees must be accounted for at fair value.

  In addition, under Emerging Issues Task Force 00-23 "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44" when stock options are issued after January 18, 2001 with exercise prices that are payable in multiple currencies, the Company must record compensation expense. Under Canadian GAAP, no compensation expense is recognized.

[e]
The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, Canadian dollar and Euro outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

  Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ["FAS 133"], "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value [i.e., gains or losses] of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

  Effective January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the three-month period ended March 31, 2001 the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, Canadian dollar and Euro outflows and inflows.

  Accordingly, the Company has recorded a charge to income of $25 million in the three-month period ended March 31, 2001 for purposes of reconciling to U.S. GAAP. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP. In addition, upon adoption of FAS 133, the Company recorded a cumulative adjustment to other comprehensive income of $9 million as of January 1, 2001 of which $2 million and nil has reversed through income during the three-month periods ended March 31, 2001 and 2002, respectively.

[f]
Effective December 31, 1998, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998. Under U.S. GAAP, the consolidated financial statements for periods prior to the change in reporting currency were translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate.

[g]
The following table presents net income and earnings per share information following U.S. GAAP:

	Three-month periods ended March 31,
	2002	2001
Net income under Canadian GAAP	$153	$144
Adjustments [net of related tax effects]:
Additional interest expense and foreign exchange gains (losses) on subordinated debentures and
Preferred Securities [a]	(6)	(29)
In-house tooling and engineering [c]	(1)	(1)
Compensation expense [d]	(6)	(1)
Derivative instruments [e]	6	(25)

Net income under U.S. GAAP	146	88
Other comprehensive income (loss):
Foreign currency translation adjustment	2	(62)
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting [e]	—	(9)
Derivative instruments recorded in other comprehensive income [e]	(5)	—
Derivative instruments realized in net income [e]	—	2

Comprehensive income under U.S. GAAP	$143	$19

Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:
Basic	$1.75	$1.12
Diluted	$1.64	$1.12

Earnings per share data were computed as follows:

	Three-month periods ended March 31,
	2002	2001
Basic earnings per Class A Subordinate Voting or Class B Share
Net income under U.S. GAAP	$146	$88

Average number of Class A Subordinate Voting and
Class B Shares outstanding during the year	83.4	78.5

Basic earnings per Class A Subordinate Voting or Class B Share	$1.75	$1.12

Diluted earnings per Class A Subordinate Voting or Class B Share
Net income under U.S. GAAP	$146
Adjustments [net of related tax effects]:
Interest, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	3

	$149

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	83.4
4.875% Convertible Subordinated Debentures	6.5
Stock options	0.7

	90.6

Diluted earnings per Class A Subordinate Voting or Class B Share	$1.64	$1.12

No calculation has been presented for diluted earnings per Class A Subordinate Voting or Class B Share for the three-month period ended March 31, 2001 as the calculation is anti-dilutive.

[h]
The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	March 31, 2002
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	$293	$12	$—	$—	$—	$305
Other accrued liabilities	$187	$8	$44	$41	$1	$281
Future tax liabilities, net	$173	$(17)	$(16)	$(12)	$—	$128
Subordinated debentures	$—	$567	$—	$—	$—	$567
Debentures' interest obligation	$104	$(104)	$—	$—	$—	$—
Preferred Securities	$—	$274	$—	$—	$—	$274
Shareholders' equity:
Capital stock	$1,699	$11	$—	$—	$158	$1,868
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	470	(470)	—	—	—	—
Retained earnings	2,332	3	(27)	(20)	109	2,397
Accumulated other comprehensive loss	(167)	17	(1)	(9)	(268)	(428)

Shareholders' equity	$4,611	$(716)	$(28)	$(29)	$(1)	$3,837

	March 31, 2001
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	$196	$16	$—	$—	$—	$212
Other accrued liabilities	$130	$11	$31	$49	$—	$221
Future tax liabilities, net	$119	$(37)	$(12)	$(17)	$—	$53
Subordinated debentures	$—	$1,002	$—	$—	$—	$1,002
Debentures' interest obligation	$178	$(178)	$—	$—	$—	$—
Preferred Securities	$—	$275	$—	$—	$—	$275
Minority Interest	$344	$(70)	$—	$—	$—	$274
Shareholders' equity:
Capital stock	$1,443	$—	$—	$—	$141	$1,584
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	745	(745)	—	—	—	—
Retained earnings	1,906	(13)	(18)	(25)	126	1,976
Accumulated other comprehensive loss	(164)	48	(1)	(7)	(267)	(391)

Shareholders' equity	$4,207	$(987)	$(19)	$(32)	$—	$3,169

[i]
Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

  During 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"]. FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

  Although the Company is currently reviewing FAS 143, the impact, if any, of this pronouncement on its consolidated financial statements has not been determined.